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CUSIP No. 685932105                SCHEDULE 13D                   Page 1 of 13
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                   NEW FILING

                          OREGON TRAIL FINANCIAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    685932105
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 7, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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--------------------------------------------------------------------------------
CUSIP No. 685932105                SCHEDULE 13D                   Page 2 of 13
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of
                 above persons (entities only).

-------------------------------------------------------------------------------
                 Stilwell Value Partners II, L.P.

-------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a)  [X]

-------------------------------------------------------------------------------
                 (b)

-------------------------------------------------------------------------------
              3. SEC Use Only

                 ..............................................................
-------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) WC, OO

-------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:
                 Delaware
-------------------------------------------------------------------------------
Number of
Shares        -----------------------------------------------------------------
Beneficially  7. Sole Voting Power: 0
Owned by      -----------------------------------------------------------------
Each          8. Shared Voting Power: 250,000
Reporting     -----------------------------------------------------------------
Person        9.  Sole Dispositive Power: 0
 With
-------------------------------------------------------------------------------
             10. Shared Dispositive Power: 250,000
-------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person: 250,000

-------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) [ ]
-------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):  7.5%
-------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                 PN
-------------------------------------------------------------------------------

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--------------------------------------------------------------------------------
CUSIP No. 685932105                SCHEDULE 13D                   Page 3 of 13
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of
                 above persons (entities only).

-------------------------------------------------------------------------------
                 Stilwell Associates, L.P.

-------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a)  [X]

-------------------------------------------------------------------------------
                 (b)

-------------------------------------------------------------------------------
              3. SEC Use Only

                 ..............................................................
-------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) WC, OO

-------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:
                 Delaware
-------------------------------------------------------------------------------
Number of
Shares        -----------------------------------------------------------------
Beneficially  7. Sole Voting Power: 0
Owned by      -----------------------------------------------------------------
Each          8. Shared Voting Power: 250,000
Reporting     -----------------------------------------------------------------
Person        9.  Sole Dispositive Power: 0
 With
-------------------------------------------------------------------------------
             10. Shared Dispositive Power: 250,000
-------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person: 250,000
-------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) [ ]
-------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):  7.5%
-------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                 PN
-------------------------------------------------------------------------------


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CUSIP No. 685932105                SCHEDULE 13D                   Page 4 of 13
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of
                 above persons (entities only).

-------------------------------------------------------------------------------
                 Stilwell Value LLC

-------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a)  [X]

-------------------------------------------------------------------------------
                 (b)

-------------------------------------------------------------------------------
              3. SEC Use Only

                 ..............................................................
-------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) WC, OO

-------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:
                 Delaware
-------------------------------------------------------------------------------
Number of
Shares        -----------------------------------------------------------------
Beneficially  7. Sole Voting Power: 0
Owned by      -----------------------------------------------------------------
Each          8. Shared Voting Power: 250,000
Reporting     -----------------------------------------------------------------
Person        9.  Sole Dispositive Power: 0
 With
-------------------------------------------------------------------------------
             10. Shared Dispositive Power: 250,000
-------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person: 250,000
-------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) [ ]
-------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):  7.5%
-------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                 OO
-------------------------------------------------------------------------------


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--------------------------------------------------------------------------------
CUSIP No. 685932105                SCHEDULE 13D                   Page 5 of 13
--------------------------------------------------------------------------------


-------------------------------------------------------------------------------
              1. Names of Reporting Persons. I.R.S. Identification Nos. of
                 above persons (entities only).

-------------------------------------------------------------------------------
                 Joseph Stilwell

-------------------------------------------------------------------------------
              2. Check the Appropriate Box if a Member of a Group
                 (See Instructions)

                 (a)  [X]

-------------------------------------------------------------------------------
                 (b)

-------------------------------------------------------------------------------
              3. SEC Use Only

                 ..............................................................
-------------------------------------------------------------------------------
              4. Source of Funds (See Instructions) PF, OO

-------------------------------------------------------------------------------
              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e) [ ]

-------------------------------------------------------------------------------
              6. Citizenship or Place of Organization:
                 United States
-------------------------------------------------------------------------------
Number of
Shares        -----------------------------------------------------------------
Beneficially  7. Sole Voting Power: 0
Owned by      -----------------------------------------------------------------
Each          8. Shared Voting Power: 250,000
Reporting     -----------------------------------------------------------------
Person        9.  Sole Dispositive Power: 0
 With
-------------------------------------------------------------------------------
             10. Shared Dispositive Power: 250,000
-------------------------------------------------------------------------------
             11. Aggregate Amount Beneficially Owned by Each Reporting
                 Person: 250,000
-------------------------------------------------------------------------------
             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions) [ ]
-------------------------------------------------------------------------------
             13. Percent of Class Represented by Amount in Row (11):  7.5%
-------------------------------------------------------------------------------
             14. Type of Reporting Person (See Instructions)
                 IN
-------------------------------------------------------------------------------

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CUSIP No. 685932105                SCHEDULE 13D                   Page 6 of 13
--------------------------------------------------------------------------------


Item 1.   Security and Issuer

          This Schedule 13D is being filed jointly by Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners II, and Joseph Stilwell, managing and sole member of Stilwell Value LLC, and general partner of Stilwell Associates. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Oregon Trail Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 2055 First Street, Baker City, Oregon 97814. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners II, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners II; and (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates.

         The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners II and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Stilwell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Stilwell Value Partners II to acquire the 180,000 shares of Common Stock it holds in its name is $2,115,625.10. Such funds were provided in part

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CUSIP No. 685932105                SCHEDULE 13D                   Page 7 of 13
--------------------------------------------------------------------------------

from Stilwell Value Partners II's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

         The amount of funds expended to date by Stilwell Associates to acquire the 50,000 shares of Common Stock it holds in its name is $599,150.25. Such funds were provided in part from Stilwell Associate's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         The amount of funds expended to date by Joseph Stilwell to acquire the 20,000 shares of Common Stock he holds in his name is $265,000. Such funds were provided in part from Mr. Stilwell's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

         All purchases of Common Stock made by the Reporting Persons using funds borrowed from Bear Stearns, if any, were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Reporting Persons. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

         The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The members of the Group plan to request to meet with representatives of the Issuer's management and Board of Directors to hear and assess their plans and goals to increase the Issuer's return on equity and to otherwise increase shareholder value. The members of the Group do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock

         Members of the Group believe that the Issuer can increase shareholder value, within a reasonable period of time, by, among other things: (a) repurchasing its shares; (b) issuing special dividends; (c) liquidating various assets; and/or (d) selling the Issuer. Members of the Group also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. Further, members of the Group believe that institutions such as the Issuer should have major shareholders sitting on their Board of Directors. Finally, members of the Group are strongly opposed to the Issuer expanding in new market areas until the Issuer firmly addresses its poor return on equity.

         In the future members of the Group may, without limitation: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (c) seek representation on the Issuer's Board; and/or (d) solicit proxies

--------------------------------------------------------------------------------
CUSIP No. 685932105                SCHEDULE 13D                   Page 8 of 13
--------------------------------------------------------------------------------

or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

         On May 1, 2000, certain members of the Group filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, members of the Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN.

         On July 7, 2000, certain members of the Group filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter such members of the Group exercised their shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6, 2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Group disposed of its shares of Cameron on the open market.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,330,647, reported as the number of outstanding shares as of October 31, 2000, on a Form 10-Q dated November 14, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners II

     (a)  Aggregate number of shares beneficially owned: 250,000
           Percentage: 7.5%

     (b)  1.  Sole power to vote or to direct vote: 0
          2.  Shared power to vote or to direct vote: 250,000
          3.  Sole power to dispose or to direct the disposition: 0
          4.  Shared power to dispose or to direct disposition: 250,000

--------------------------------------------------------------------------------
CUSIP No. 685932105                SCHEDULE 13D                   Page 9 of 13
--------------------------------------------------------------------------------

     (c) The chart below sets forth all purchases of Common Stock which Stilwell Value Partners II has made in the last 60 days. Said purchases total 116,400 shares of Common Stock for a total purchase price of $1,414,156.40. Prior to the last 60 days Stilwell Value Partners II purchased, and continues to hold, 63,600 shares of Common Stock.

       ----------------------------------------------------------------------------------------------------
                  Date               Number of Shares           Price Per Share ($)        Total Cost ($)
       ----------------------------------------------------------------------------------------------------
                     9/19/00                       1,300                       11.625            15,112.50
       ----------------------------------------------------------------------------------------------------
                     9/20/00                       4,000                      12.0625            48,250.00
       ----------------------------------------------------------------------------------------------------
                     9/22/00                       2,300                           12            27,600.00
       ----------------------------------------------------------------------------------------------------
                     9/25/00                       6,000                      11.9479            71,687.40
       ----------------------------------------------------------------------------------------------------
                     9/26/00                       4,500                      11.8819            53,468.55
       ----------------------------------------------------------------------------------------------------
                     9/28/00                       6,500                        11.75            76,375.00
       ----------------------------------------------------------------------------------------------------
                     10/2/00                       3,000                        11.75            35,250.00
       ----------------------------------------------------------------------------------------------------
                     10/4/00                       3,800                      11.6875            44,412.50
       ----------------------------------------------------------------------------------------------------
                    10/16/00                       4,000                      11.5000            46,000.00
       ----------------------------------------------------------------------------------------------------
                    10/19/00                       2,500                      11.3750            28,437.50
       ----------------------------------------------------------------------------------------------------
                    10/27/00                       3,000                      11.6875            35,062.50
       ----------------------------------------------------------------------------------------------------
                    10/31/00                      13,000                      12.2067           158,687.10
       ----------------------------------------------------------------------------------------------------
                     11/3/00                       4,500                      12.1875            54,843.75
       ----------------------------------------------------------------------------------------------------
                     11/7/00                      20,000                      12.0000           240,000.00
       ----------------------------------------------------------------------------------------------------
                    11/10/00                       5,000                      12.4375            62,187.50
       ----------------------------------------------------------------------------------------------------
                    11/13/00                       1,900                      12.0000            22,800.00
       ----------------------------------------------------------------------------------------------------
                    11/14/00                       6,000                      12.3688            74,212.80
       ----------------------------------------------------------------------------------------------------
                    11/15/00                      13,800                      12.5747           173,530.86
       ----------------------------------------------------------------------------------------------------
                    11/16/00                       8,800                      12.8538           113,113.44
       ----------------------------------------------------------------------------------------------------
                    11/16/00                       2,500                      13.2500            33,125.00
       ----------------------------------------------------------------------------------------------------

    (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

(B)      Stilwell Associates

    (a)  Aggregate number of shares beneficially owned: 250,000
         Percentage: 7.5%

    (b)  1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 250,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 250,000

--------------------------------------------------------------------------------
CUSIP No. 685932105                SCHEDULE 13D                   Page 10 of 13
--------------------------------------------------------------------------------

     (c) The chart below sets forth all purchases of Common Stock which Stilwell Associates has made in the last 60 days. Said purchases total 38,700 shares of Common Stock for a total purchase price of $475,375.25. Prior to the last 60 days Stilwell Associates purchased, and continues to hold, 11,300 shares of Common Stock.

       ----------------------------------------------------------------------------------------------------
                 Date               Number of Shares           Price Per Share ($)        Total Cost ($)
       ----------------------------------------------------------------------------------------------------
                     10/3/00                       1,500                        11.75            17,625.00
       ----------------------------------------------------------------------------------------------------
                    10/10/00                       2,000                      11.6875            23,375.00
       ----------------------------------------------------------------------------------------------------
                    10/13/00                       3,500                       11.625            40,687.50
       ----------------------------------------------------------------------------------------------------
                    10/18/00                       2,000                      11.4375            22,875.00
       ----------------------------------------------------------------------------------------------------
                    10/23/00                       1,000                      11.3125            11,312.50
       ----------------------------------------------------------------------------------------------------
                    10/23/00                       2,500                       11.375            28,437.50
       ----------------------------------------------------------------------------------------------------
                    10/31/00                      10,000                      12.2319           122,319.00
       ----------------------------------------------------------------------------------------------------
                     11/8/00                       6,300                      12.3125            77,568.75
       ----------------------------------------------------------------------------------------------------
                   11/16/00                        9,900                        13.25           131,175.00
       ----------------------------------------------------------------------------------------------------

     (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C)      Stilwell Value LLC

(a)      Aggregate number of shares beneficially owned: 250,000
         Percentage: 7.5%

(b)      1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 250,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 250,000

     (c)  Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners II. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II.

(D)   Mr. Joseph Stilwell

     (a)  Aggregate number of shares beneficially owned: 250,000
          Percentage: 7.5%

     (b)  1.  Sole power to vote or to direct vote: 0

--------------------------------------------------------------------------------
CUSIP No. 685932105                SCHEDULE 13D                   Page 11 of 13
--------------------------------------------------------------------------------

          2.       Shared power to vote or to direct vote: 250,000
          3.       Sole power to dispose or to direct the disposition: 0
          4.       Shared power to dispose or to direct disposition: 250,000

     (c) Within the last 60 days, Mr. Stilwell purchased 20,000 shares of Common Stock. He purchased all such shares on November 16, 2000 and paid $13.25 per share, for a total purchase price of $265,000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

        Exhibit No.      Description
        -----------      -----------

              1          Joint Filing Agreement.

--------------------------------------------------------------------------------
CUSIP No. 685932105                SCHEDULE 13D                   Page 12 of 13
--------------------------------------------------------------------------------


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     November 17, 2000

                                    STILWELL VALUE PARTNERS II, L.P.

                                    /s/ Joseph Stilwell
                                    -------------------------------------------
                                    By: STILWELL VALUE LLC
                                        General Partner

                                    /s/ Joseph Stilwell
                                    -------------------------------------------
                                    By:      Joseph Stilwell
                                             Managing and Sole Member

                                    STILWELL ASSOCIATES, L.P.

                                    /s/ Joseph Stilwell
                                    -----------------------------------
                                    By:      Joseph Stilwell
                                             General Partner

                                    STILWELL VALUE LLC

                                    /s/ Joseph Stilwell
                                    -----------------------------------
                                    By:      Joseph Stilwell
                                             Managing and Sole Member

                                    JOSEPH STILWELL

                                    /s/ Joseph Stilwell
                                    ------------------------------------
                                    Joseph Stilwell